Exhibit 99.2

BRITISH COLUMBIA

Number: BC1275485

CERTIFICATE
OF
CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that VERSES TECHNOLOGIES INC. changed its name to VERSES AI INC. on March 31, 2023 at 12:01 AM Pacific Time.

Issued under my hand at Victoria, British Columbia
On March 31, 2023

T.K. SPARKS
Registrar of Companies
Province of British Columbia
Canada

ELECTRONIC CERTIFICATE